                         CENTURY CAPITAL MANAGEMENT, LLC
                         100 Federal Street, 29th Floor
                                Boston, MA 02110



BY EDGAR

July 12, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Kevin Rupert

Re:      Century Capital Management Trust (File Nos. 333-86067 and 811-09561)

Dear Mr. Rupert:

On behalf of Century Capital Management Trust (the "Trust"), I am writing to respond to the staff's comments made to me by telephone on July 11, 2005 relating to the Trust's Certified Shareholder Report on Form N-CSR for the period ended October 31, 2004, which was filed with the Securities and Exchange Commission ("SEC") on January 7, 2005. Set forth below is a summary of the comments communicated to me via telephone and the Trust's responses thereto.

Comments:
---------

You advised me that, following your review of the Trust's financial statements, you checked the Trust's website and noted that a Supplement dated January 6, 2005 to the Trust's Annual Report for the fiscal year ended October 31, 2004 (the "Annual Report") was posted on the website. The Supplement provides a corrected Shareholder Expense Example table for Century Small Cap Select Fund (the "Fund"), a series of the Trust, replacing the table that appears on page 6 of the Annual Report. You noted that an amended Form N-CSR was not filed to reflect the corrected expense information. You asked that I confirm whether Fund shareholders received the corrected expense information.

Response:
---------

The Annual Report was mailed to shareholders of the Trust on December 30, 2004. On January 6, 2005, it was determined that certain information set forth in the Shareholder Expense Example table for the Fund was incorrect. Specifically, the ending account values and the expenses paid during the reporting period for the Fund's two share classes (the Institutional Shares and the Investor Shares) had been inadvertently reversed. As a result, for the Fund's Institutional Shares, the ending account value was understated slightly and the expenses paid during the reporting period were overstated. For the Fund's Investor Shares, the ending account value was overstated by $2.08 (or 0.201%) based on actual return and $1.71 (or 0.168%) based on a hypothetical return of 5%, and the expenses paid during the reporting period were understated by $1.78 based on actual return and $1.77 based on the hypothetical return.

As noted above, a Supplement to the Annual Report, correcting the table, was printed and posted on the Trust's website on January 6, 2005, the day the error was discovered, and was attached to the Annual Report distributed after that date. We have confirmed that no prospective investors received the incorrect expense information. However, the Supplement was not mailed to the Fund's existing shareholders and an amended Form N-CSR was not filed to reflect the corrected expense information.

Upon review of this matter, we recognize that an amended Form N-CSR should have been filed to reflect the corrected Shareholder Expense Example table. To address this matter, the Trust will file today an amended Form N-CSR with the required certifications. In regards to any confusion that may have resulted from this error for the Fund's existing shareholders, we note that the Trust's Semi-Annual Report for the fiscal period ending April 30, 2005, which contains complete and correct information in the Shareholder Expense Example table for the Fund, was mailed to shareholders on June 24, 2005. Finally, please be advised that we are reviewing the Trust's procedures in light of this matter and will make appropriate changes, in particular, to provide for timely corrective action in the future should a similar matter occur.

                                    * * * * *

I have been authorized by the Trust to acknowledge that (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff or changes to the disclosure in response to staff comments on the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

I believe that this letter addresses the SEC staff's comments. Should you have any further questions, please do not hesitate to call me at 617-482-3060. Thank you for your assistance.

                                                     Very truly yours,

                                                     /s/ Maureen E. Kane

                                                     Maureen E. Kane


cc:      Michelle M. Kelley